Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

January 6, 2014

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K
Filed September 16, 2013
Form 8-K
Filed November 26, 2013
Response dated December 10, 2013
File No. 1-3970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2013, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 8-K, filed September 16, 2013; Form 8K, filed November 26, 2013; and Response dated December 10, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2012
Financial Statements, Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 55

1.
We note your response to comment 4 of our letter dated November 25, 2013. To the extent material, please disclose the amount of backlog related to contracts for which the costs to complete the contract are expected to exceed the revenue to be realized and over what period.

Response:
To the extent material to backlog, in future filings, the Company will disclose the amount of backlog related to the Company's metals services contracts for which the costs to complete the contract are currently estimated to exceed the revenue to be realized, as well as information regarding the period over which such circumstance is expected to continue.

Form 8-K Filed September 16, 2013

2.	We note your response to comment 10 of our letter dated November 25, 2013. Please also confirm that you will clearly disclose how you arrive at your estimates.
Response:
In future filings, the Company will clearly disclose how it arrives at estimated amounts not determined in accordance with Article 11 of Regulation S-X.

Please note that for purposes of addressing this comment, the Company assumed the Staff meant to reference the Company's response to comment 11 of the Staff's letter dated November 25, 2013, which referred to the Company's Form 8-K filed September 16, 2013.

Form 8-K Filed November 26, 2013
3.    Adjustment (i) reflects the approximate 29% equity interest in the income of the strategic venture.     Please tell us how you determined these estimated adjustment amounts.
Response:
The Company determined the estimated adjustment amounts reflected in adjustment (i) as follows:

(Dollars in millions)	2013	2012
Estimated first year after-tax income of strategic venture per Company modeling developed during due diligence	$41.2	$41.2
Apportionment factor (full-year vs. nine-months)	75%	100%
Prorated first year after-tax income of strategic venture per Company modeling developed during due diligence	$30.9	$41.2
The Company’s approximate interest in the after-tax income of strategic venture per Company modeling developed during due diligence	$9.3	$12.4

4.
Adjustment (j) indicates that you are retaining the defined benefit pension plans in the United States and United Kingdom pursuant to the terms of the Purchase Agreement. Please tell us how the assets and liabilities associated with these plans have been reflected on your pro forma balance sheet as of September 30, 2013 given that it appears all of the assets and liabilities associated with the Harsco Infrastructure segment were reflected in the held-for-sale line items.

Response:
As noted on page 9 of the Company’s Form 10-Q for the quarterly period ended September 30, 2013, filed November 7, 2013, the Company reflected “substantially all assets and liabilities of the Harsco Infrastructure Segment” as assets held-for-sale and liabilities of assets held-for-sale (emphasis added). As the note implies, certain assets and liabilities associated with the Harsco Infrastructure segment were not reflected in the held-for-sale line items, including those associated with the defined benefit pension plans in the United States and United Kingdom. As adjustment (j) indicates, these defined benefit pension plans were retained by the Company, and therefore, the associated net liabilities did not qualify for held-for-sale treatment. Accordingly, the net liabilities associated with the defined benefit pension plans in the United States and United Kingdom are reflected in the retirement plan liabilities line item.

5.
We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. In this regard, the pro forma statement of operations for the nine months ended September 30, 2013 should also assume that the Infrastructure Transaction had closed on January 1, 2012 rather than January 1, 2013 as your disclosures indicate. Please show us what the impact would be to your pro forma statement of operations for the nine months ended September 30, 2013 if you had assumed that the transaction occurred on January 1, 2012 rather than January 1, 2013.

Response:
The Company interpreted Rule 11-02(b)(6) of Regulation S-X to mean the fiscal year presented for the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2013 to be fiscal year 2013. The Company has reviewed all adjustments described in the Notes to the Unaudited Pro Forma Financial Information assuming that the transaction occurred on January 1, 2012 and determined that the adjustments presented in the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2013 would be unaffected, except for immaterial differences related to the accretion calculations associated with adjustments (d) and (g), including related tax effects, of less than $1.0 million, which would be a non-cash reduction to the caption Interest expense and an increase to the caption Income tax expense on the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2013.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer